Exhibit II

to

Schedule 13G


Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated November 14, 2025 in connection with their beneficial ownership of Synaptics Incorporated. Each of Columbia Seligman Technology and Information Fund and Columbia Management Investment Advisers, LLC authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.


Ameriprise Financial, Inc.

By:  /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services


Columbia Management Investment Advisers, LLC

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President, North America Head of Operations & Investor Services


Columbia Seligman Technology and Information Fund

 By: /s/ Michael G. Clarke
Name: Michael G. Clarke
  Title: Senior Vice President & Chief Financial Officer